

VIA FACSIMILE AND U.S. MAIL

October 1, 2009

Rong Yang
Chief Executive Officer and Chief Financial Officer
China Infrastructure Construction Corporation
C915 Jia Hao Int'l Business Ctr., 116 Zizhuyuan Rd., Haidan District
Beijing, China 100097

> RE: **China Infrastructure Construction Corporation**
> **Form 10-K for Fiscal Year Ended May 31, 2009**
> **File No. 333-146758**

Dear Mr. Yang:

　　We have reviewed your filing and have the following comments. We have limited our review of your filing to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED MAY 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Fiscal Year Ended May 31, 2009 Compared to Fiscal Year Ended May 31, 2008, page 22

2. Please expand/revise your discussion under results of operations for all periods to:

- Quantify the extent to which material increases in sales are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 27 the increase in sales is attributable to the successful development of your customers' network and to the increase in sales prices. However, you do not quantify the impact of the price increases or the development of your customers' network or the extent to which your network has resulted in additional sales;

- Provide a more robust explanation for the changes in line items within your statements of operations. For example, you indicated that your gross margin in the fiscal year ended May 31, 2009 was approximately 19.5%, which was higher than the 15.9% in the same period last year without further explanations as to why your gross margin was higher than in the prior fiscal year; and

- Quantify each factor you cite as impacting your operations. For example, you disclose the increase in general and administrative expenses was primarily due to the consummation of the Share Exchange Agreement and related legal and professional expenses. However, you have not quantified the impact of these items.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources

Operating Activities, page 24

3. Net cash provided by operating activities was $2.3 million for the fiscal year ended May 31, 2009 compared to $4.9 million for the fiscal year ended May 31, 2008. You disclose that the net cash reflects the revenues generated by the operations of Beijing Concrete. However, you have not identified the components that resulted in the decrease in your cash flows from operations. Please expand this disclosure to discuss the components that resulted in the decrease in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, accounts payable and other payables.

Financial Statements and Supplementary Data, page 25

4. Please revise your selected financial data to include basic and diluted earnings per share for each period presented.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-2

5. Please disclose in your footnotes the types of amounts included in the other (expense) line item for each period presented and also disclose in your MD&A the business reasons for changes between periods.

3. Summary of Significant Accounting Policies, page F-6

General

6. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling expense and general and administrative expenses line items. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

   • in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and
   • in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling expense and/or general and administrative expenses.

7. On pages 22 and 23, you refer to reciprocal arrangements with your suppliers and promotional measures for your customers' network development. Please disclose the facts and circumstances surrounding your reciprocal arrangements and promotional measures. Please disclose how you are accounting for these arrangements. Please tell us what consideration you gave to EITF 01-9 and EITF 00-22 in accounting for these arrangements.

Property and Equipment, page F-8

8. You had construction in progress of $3.3 million as of May 31, 2009. If trade accounts payable contains construction in progress or other property, plant and equipment additions, please disclose in a footnote the related amounts as of each balance sheet date. Please supplementally confirm you do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made. Please ensure that supplemental information about non-cash transactions is disclosed pursuant to paragraph 32 of SFAS 95.

Advertising Costs, page F-8

9. Please revise your accounting policy to disclose the total amount charged to advertising costs for each period presented. Please also disclose the line item in your statement of operations that your advertising costs are included in. Refer to paragraph 49 of SOP 93-7.

9. Related Party Transactions, page F-11

10. Please enhance the disclosures surrounding your related party receivables to provide the facts and circumstances of each receivable including but not limited to a description of each transaction. You should also disclose whether the receivable is a loan to a related party or a

> note receivable from a related party customer. Refer to SFAS 57. Please also tell us when these related party receivables were established and what consideration you gave to Section 402(a) of Sarbanes-Oxley Act which prohibits most personal loans to officers and directors.

15. Concentration of Credit Risks and Uncertainties, page F-13

11. You indicate that you had sales to two major customers, which represented 25% and 12% of your total sales for the fiscal year ended May 31, 2009. You also had one customer, which represented 17% of total sales for the year ended May 31, 2008. Please disclose the name of each customer that constituted 10% or more of your sales in any period presented, since it appears the loss of these customers would have a material adverse effect on your business as a whole.

Exhibits 31.1 and 31.2

12. The identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

            Sincerely,

            Rufus Decker
            Accounting Branch Chief